Mail Stop 3561

December 31, 2007

Kenneth Barker, Chief Executive Officer
Naturally Advanced Technologies, Inc.
1307 Venables Street
Vancouver, British Columbia
Canada V5L 2G1

      Re: **Naturally Advanced Technologies, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
              Filed June 6, 2007
              Form 10-KSB/A for Fiscal Year Ended December 31, 2004
              Filed June 15, 2007
              Forms 10-QSB for Fiscal Quarters Ended March 31, 2007,
              June 30, 2007 and September 30, 2007
              Filed May 15, 2007, August 14, 2007 and November 14, 2007
              Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006
              Filed June 6, 2007
              Form 10-QSB/A for Fiscal Quarter Ended September 30, 2005
              Filed June 6, 2007
              Form 10-QSB/A for Fiscal Quarter Ended June 30, 2005
              Filed June 15, 2007
              Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
              Filed June 15, 2007
              Response Letters Dated February 9, 2006, November 9, 2006,
              June 6, 2007 and November 15, 2007
              File No. 0-50367

Kenneth Barker
Naturally Advanced Technologies, Inc.
December 31, 2007
Page 2

Dear Mr. Barker:

      We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Thomas J. Deutsch
       Via Fax: (604) 685-7084